February 2018 Registration Statement No. 333-212571 Pricing Supplement dated February 28, 2018 Filed pursuant to Rule 424(b)(2)

Leveraged Steepener Notes Based on the Spread Between the 10-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due March 5, 2025

For the first year of the term of the notes, the notes pay interest quarterly in arrears at a fixed rate of 5.00% per annum. After the first year, the notes pay interest quarterly in arrears at a variable rate per annum equal to the swap rate spread times a multiplier of 9, subject to the maximum interest rate of 9.00% per annum and the minimum interest rate of 0.00% per annum. The “swap rate spread” is the 10-Year U.S. Dollar ICE Swap Rate (the “10-year swap rate”) minus the 2-Year U.S. Dollar ICE Swap Rate (the “2-year swap rate”), determined as described below. The 10-year swap rate is one of the market-accepted indicators of longer-term interest rates, and the 2-year swap rate is one of the market-accepted indicators of short-term interest rates. The swap rate spread represents a general measure of longer-term interest rates relative to shorter-term interest rates. The notes are for investors who seek an opportunity to receive interest at a potentially above-market rate in exchange for the risk of receiving little interest over the term of the notes. The notes are unsecured and unsubordinated debt obligations of Barclays Bank PLC. Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (as described on page 4 of this document) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the notes. See “Risk Factors” and “Consent to U.K. Bail-in Power” in this document and “Risk Factors” in the accompanying prospectus supplement.

FINAL TERMS
Issuer:	Barclays Bank PLC
Reference asset:	On any interest determination date, the 10-year swap rate minus the 2-year swap rate (the “swap rate spread”), each as determined on that interest determination date. The 10-year swap rate and the 2-year swap rate are each an “ICE Swap Rate” as defined in the accompanying prospectus supplement with a maturity of 10 years and 2-years, respectively. See “The Swap Rates” herein and “Reference Assets—Floating Interest Rate—ICE Swap Rate” in the accompanying prospectus supplement for information about the manner in which each swap rate will be determined. Each of the 10-year swap rate and the 2-year swap rate are sometimes referred to herein as a “swap rate” and together as the “swap rates.”
Aggregate principal amount:	$15,000,000
Stated principal amount:	$1,000 per note
Initial issue price:	$1,000 per note (see “Commissions and initial issue price” below)
Pricing date:	February 28, 2018
Original issue date:	March 5, 2018
Maturity date†:	March 5, 2025
Payment at maturity:

You will receive on the maturity date a cash payment per note equal to the stated principal amount plus accrued and unpaid interest, if any.

Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Interest payment amount:

For each interest period, the interest payment amount per note for that interest period will based on the interest rate applicable to that interest period, and will be calculated as follows:

$1,000 × interest rate × (days in interest period/360)

where the number of days in the interest period will be based on a 30/360 day count convention.

Interest rate:

The interest rate per annum applicable to an interest period is as follows:

•      For each interest period commencing on or after the original issue date to but excluding March 5, 2019 (the “fixed-rate period”): the fixed interest rate

•      For each interest period commencing on or after March 5, 2019 to but excluding the maturity date (the “floating-rate period”): (i) the swap rate spread on the interest determination date for that interest period times (ii) the multiplier, provided that the interest rate will not be less than the minimum interest rate or greater than the maximum interest rate.

During the floating-rate period, interest payments will vary based on fluctuations in the swap rate spread. The notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire floating-rate period.

U.K. Bail-in Power acknowledgment:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page 4 of this document.
Fixed interest rate:	5.00% per annum
Minimum interest rate:	0.00% per annum
Maximum interest rate:	9.00% per annum
Multiplier:	9.00
Interest payment dates†:	Quarterly on the 5th day of each March, June, September and December, commencing June 5, 2018 and ending on the maturity date.
(terms continued on the next page)
Commissions and initial issue price:	Initial issue price(1)	Price to public(1)	Agent’s commissions	Proceeds to issuer
Per note	$1,000	$1,000	$18.75(2) $5.00(3)	$976.25
Total	$15,000,000	$15,000,000	$356,250	$14,643,750
(1)	Our estimated value of the notes on the pricing date, based on our internal pricing models, is $944.26 per note. The estimated value is less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page 3 of this document.

(2)	Morgan Stanley & Co. LLC will receive from the agent, Barclays Capital Inc., a fixed sales commission of $18.75 for each note it sells. See “Supplemental Plan of Distribution” in this document.

(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 for each note.

One or more of our affiliates may purchase up to 15% of the aggregate principal amount of the notes and hold such notes for investment for a period of at least 30 days. Accordingly, the total principal amount of the notes may include a portion that was not purchased by investors on the original issue date. Any unsold portion held by our affiliate(s) may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 5 of this document and on page S-7 of the prospectus supplement. You should read this document together with the related prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below, before you make an investment decision.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this document is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this document in the initial sale of the notes. In addition, Barclays Capital Inc. or another of our affiliates may use this document in market resale transactions in any of the notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this document is being used in a market resale transaction.

The notes constitute our unsecured and unsubordinated obligations. The notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Prospectus dated February 22, 2018	Prospectus Supplement dated July 18, 2016

Leveraged Steepener Notes Based on the Spread Between the 10-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due March 5, 2025

Terms continued from previous page:
Interest period:	The period from, and including, a scheduled interest payment date (or the original issue date in the case of the first interest period), to, but excluding, the following scheduled interest payment date
Interest determination date:	For each interest period during the floating-rate period, the date that is two U.S. government securities business days prior to the first day of that interest period.
U.S. government securities business day:	Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities
Business day convention:	Following, Unadjusted; If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.
Day count convention:	30/360
Additional terms:	Terms used in this document, but not defined herein, will have the meanings ascribed to them in the prospectus supplement.
CUSIP/ISIN:	06744CTM3 / US06744CTM37
Listing:	The notes will not be listed on any securities exchange.
Selected dealer:	Morgan Stanley & Co. LLC (“MS & Co.”)
†	An interest payment date and/or the maturity date will be postponed if that day is not a business day as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.
Barclays Capital Inc.

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Leveraged Steepener Notes Based on the Spread Between the 10-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due March 5, 2025

Additional Terms of the Notes

You should read this document together with the prospectus dated February 22, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which the notes are a part. This document, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated February 22, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated February 22, 2018:
http://www.sec.gov/Archives/edgar/data/312070/000119312518053870/d515301dposasr.htm

Prospectus supplement dated July 18, 2016:
http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this document, “we,” “us” and “our” refer to Barclays Bank PLC.

In connection with this offering, Morgan Stanley & Co. is acting in its capacity as a selected dealer.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date is based on our internal funding rates. Our estimated value of the notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the pricing date is less than the initial issue price of the notes. The difference between the initial issue price of the notes and our estimated value of the notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

Our estimated value on the pricing date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately 40 days after the initial issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the notes and/or any agreement we may have with the distributors of the notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Risk Factors” beginning on page 5 of this document.

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Leveraged Steepener Notes Based on the Spread Between the 10-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due March 5, 2025

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is an European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors—You may lose some or all of your investment if any U.K. bail-in power is exercised by the relevant U.K. resolution authority” in this document as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

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Leveraged Steepener Notes Based on the Spread Between the 10-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due March 5, 2025

Hypothetical Interest Rate Examples

Determining the Interest Rate and Interest Payment Amount

As described above, the notes will pay interest, if any, on each interest payment date at a per annum interest rate calculated in accordance with the formula for determining the interest rate. The following illustrates the process by which the interest rate and interest payment amount are determined for each interest period.

Step 1: Determine the interest rate for each interest period

For each interest period during the fixed-rate period, the interest rate will be equal to the fixed interest rate of 5.00% per annum.

For each interest period during the floating-rate period, the interest rate will be equal to (i) the swap rate spread on the interest determination date for that interest period times (ii) the multiplier, provided that the interest rate will not be less than the minimum interest rate or greater than the maximum interest rate.

Step 2: Calculate the interest payment amount payable for each interest payment date

For each interest period, the interest payment amount per note for that interest period will be calculated as follows:

$1,000 × interest rate × (days in interest period/360)

where the number of days in the interest period will be based on a 30/360 day count convention, which means each month is deemed to have 30 days and the year is deemed to have 360 days.

Example Interest Rate and Interest Payment Amount Calculations During the Floating-Rate Period

The table and examples below illustrate how to determine the interest rate and the interest payment amount payable on the notes for an interest period during the floating-rate period based on hypothetical swap rate spreads. The hypothetical swap rate spreads have been chosen for illustrative purposes only and may not represent actual likely swap rate spreads on any interest determination date. As illustrated below, if the swap rate spread is less than or equal to 0.00%, the interest rate for the related interest period will be 0.00%. If, on the other hand, the swap rate spread is greater than 1.00%, the interest rate for the related interest period (after taking into account that the swap rate spread on the applicable interest determination date will be multiplied by 9) will be limited to the maximum interest rate of 9.00% per annum. You will not receive any interest in excess of the maximum interest rate.

For historical swap rates and swap rate spreads, please see the information set forth under the section titled “The Swap Rate Spread and the Swap Rates” below. The examples are for purposes of illustration only and may have been rounded for ease of analysis. The actual interest payments on the notes during the floating-rate period will depend on the actual swap rate spread on each interest determination date. The examples below do not take into account the tax consequences of an investment in the notes.

Hypothetical Swap Rate Spread(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment Amount per Note(3)
-1.000%	0.00%	$0.00
-0.800%	0.00%	$0.00
-0.600%	0.00%	$0.00
-0.400%	0.00%	$0.00
-0.200%	0.00%	$0.00
0.000%	0.00%	$0.00
0.200%	1.80%	$4.50
0.400%	3.60%	$9.00
0.600%	5.40%	$13.50
0.800%	7.20%	$18.00
1.000%	9.00%	$22.50
1.200%	9.00%	$22.50
1.400%	9.00%	$22.50
1.600%	9.00%	$22.50
1.800%	9.00%	$22.50
2.000%	9.00%	$22.50
2.500%	9.00%	$22.50
3.000%	9.00%	$22.50
3.500%	9.00%	$22.50

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Leveraged Steepener Notes Based on the Spread Between the 10-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due March 5, 2025

_______________

(1) Hypothetical swap rate spread = (10-year swap rate – 2-year swap rate), where the 10-year swap rate and the 2-year swap rate are each determined on the interest determination date for the applicable interest period.

(2) Hypothetical interest rate per annum for the interest period = swap rate spread × multiplier, subject to the maximum interest rate and the minimum interest rate.

(3) Hypothetical quarterly interest payment amount per note = $1,000 × applicable hypothetical interest rate per annum × (90/360).

Example 1: The swap rate spread is 2.000% on an interest determination date.

Because the swap rate spread of 2.000% times the multiplier of 9.00 would result in a per annum interest rate of 18.00%, which is greater than the maximum interest rate of 9.00%, the per annum interest rate for the interest period is equal to the maximum interest rate of 9.00%, and the interest payment amount on the related interest payment date would be equal to $22.50 per note, calculated as follows:

$1,000 × interest rate × (days in interest period/360)

$1,000 × 9.00% × (90/360)

= $22.50

Example 2: The swap rate spread is 0.400% on an interest determination date.

In this case, the per annum interest rate for the applicable interest period would be 3.60% (equal to the swap rate spread of 0.400% times the multiplier of 9.00), and the interest payment amount on the related interest payment date would be equal to $9.00 per note:

$1,000 × interest rate × (days in interest period/360)

$1,000 × 3.60% × (90/360)

= $9.00

Example 3: The swap rate spread is -0.400% on an interest determination date.

Because the swap rate spread of -0.400% times the multiplier of 9.00 results in a per annum interest rate of -3.60%, which is less than the minimum interest rate of 0.00% per annum, the per annum interest rate for that interest period would be 0.00% (the minimum interest rate), and there would be no interest payment on the related interest payment date.

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Leveraged Steepener Notes Based on the Spread Between the 10-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate due March 5, 2025

Risk Factors

An investment in the notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the sections entitled “Risk Factors—Risks Relating to the Securities Generally” and “Risk Factors—Additional Risks Relating to Notes with a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate” in the prospectus supplement.

▪	The notes may pay a below-market rate or no interest at all on one or more interest payment dates during the floating-rate period. Because the amount of interest payable on the notes during the floating-rate period will vary based on fluctuations in the swap rate spread, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. During the floating-rate period, the notes may pay interest at a rate less than the other floating interest rates in the market and/or at a rate less than the fixed rate that we would pay on a conventional debt security of the same tenor or no interest at all for an extended period of time, or even throughout the entire floating-rate period. If, on the related interest determination date, the swap rate spread is less than or equal to 0.00%, no interest will accrue for that interest period and the notes will not pay any interest on the related interest payment date. In addition, for any given interest period in the floating-rate period, you may receive a lesser amount of interest than for one or more prior or subsequent interest periods.

▪	The amount of interest payable on the notes during the floating-rate period is capped. The interest rate on the notes for each interest period during the floating-rate period is capped at the maximum interest rate of 9.00% per annum. Therefore, after taking into account the multiplier of 9.00, you will not receive the benefit of any excess in the swap rate spread (as determined on the relevant interest determination date) over 1.00%. Furthermore, if the product of the swap rate spread and the multiplier is less than the maximum interest rate for any quarterly interest period during the floating-rate period, the per annum interest payable on the Notes for that year will be less than the maximum interest rate.

▪	The interest rate during the floating-rate period will be based on the swap rate spread, which may narrow significantly during the term of the notes, or may become negative. The swap rate spread may narrow significantly during the term of the notes, or may become negative, as a result of the factors described under “—The swap rate spread will be affected by a number of factors and may be volatile” below. If the swap rate spread narrows, interest payments on the notes will be reduced and, if the swap rate spread is zero or negative on any interest determination date (meaning that the 10-year swap rate is equal to or less than the 2-year swap rate on such interest determination date), the interest rate for the related interest period will be 0%. The swap rate spread will narrow if (i) the 10-year swap rate decreases or remains constant while the 2-year swap rate increases or (ii) the 10-year swap rate decreases while the 2-year swap rate increases or remains constant. However, even if the swap rates move in the same direction (i.e., both swap rates are increasing or decreasing at the same time), the swap rate spread will narrow if (i) the 2-year swap rate increases by more than the 10-year swap rate increases or (ii) the 10-year swap rate decreases by more than the 2-year swap rate decreases. Any of these scenarios increases the likelihood that the swap rate spread will narrow as of an interest determination date such that the interest rate for the related interest period is less than what would otherwise be payable on a conventional fixed-rate note of comparable maturity.

▪	Credit of issuer. The notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the notes.

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▪	You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority. Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this document. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the notes losing all or a part of the value of your investment in the notes or receiving a different security from the notes, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. See “Consent to U.K. Bail-in Power” in this document as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

▪	The notes will not be listed on any securities exchange, and secondary trading may be limited. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the notes in the secondary market but are not required to do so and may cease any such market making activities at any time, without notice. Even if a secondary market develops, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price, if any, at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes. In addition, Barclays Capital Inc. or one or more of our other affiliates may at any time hold an unsold portion of the notes (as described on the cover page of this document), which may inhibit the development of a secondary market for the notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

▪	The swap rate spread will be affected by a number of factors and may be volatile. In normal market conditions, longer-term swap rates are typically greater than shorter-term swap rates. However, swap rates do not always exhibit this relationship and, at times, longer-term swap rates may be less than shorter-term swap rates.

Although there is no single factor that determines the spread between swap rates of different maturities, swap rate spreads have historically tended to fall when short-term interest rates rise. Short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically, short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. If historical patterns hold, the swap rate spread would likely decrease if the Federal Reserve Board pursues a policy of raising short-term interest rates. In that event, the interest rate payable on the notes at the conclusion of the fixed-rate period or during the floating-rate period may decline significantly, possibly to 0%.

Although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions.

The swap rate spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. For example, high demand for longer-dated U.S. treasury notes and bonds may cause the swap rate spread to narrow even in the absence of an increase in short-term interest rates. Additional factors that may affect the swap rate spread include, but are not limited to:

o	changes in, or perceptions about, the 10-year swap rate and the 2-year swap rate;

o	the economic, financial, political, regulatory and judicial events that affect financial markets generally and prevailing interest rates;

o	sentiment regarding the U.S. and global economies;

o	policies of the Federal Reserve Board regarding interest rates;

o	expectations regarding the level of price inflation;

o	sentiment regarding credit quality in the U.S. and global credit markets; and

o	performance of capital markets.

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These and other factors may have a negative impact on the value of the notes in the secondary market. As a result of these factors, the swap rate spread may be volatile and may adversely affect your return on the notes.

▪	The historical swap rates and swap rate spreads are not an indication of future swap rates or swap rate spreads. In the past, the swap rates have experienced significant fluctuations, causing widening and narrowing in the swap rate spread. Historical swap rates and swap rate spreads are not necessarily indicative of future swap rates or swap rate spreads. Any historical upward or downward trend in the swap rates is not an indication that the swap rates are more or less likely to increase or decrease at any time during the term of the notes, and you should not take historical swap rates or swap rate spreads as an indication of future swap rates or swap rate spreads.

▪	The swap rates and the manner in which they are calculated may change in the future. There can be no assurance that the method by which the swap rates are calculated will continue in their current form. Any changes in the method of calculation could cause fluctuations in the swap rates, which may cause the swap rate spread to narrow and thus have a negative impact on the interest payments on the notes and on the value of the notes in the secondary market.

▪	The swap rates may be calculated based on dealer quotations or by the calculation agent in good faith and in a commercially reasonable manner. If, on any interest determination date, either swap rate cannot be determined by reference to Reuters page ICESWAP1 (or any successor page), then that swap rate on that interest determination date will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that date. If fewer than three quotations are provided as requested, the affected swap rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. The swap rate determined in this manner and used in the determination of the interest rate for the applicable interest period may be different from the swap rate that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the affected swap rate.

▪	Each swap rate is based on a hypothetical interest rate swap referencing three month USD LIBOR; uncertainty about the future of LIBOR may adversely affect the swap rate spread and the value of your notes. Each swap rate represents the fixed rate of interest payable on a hypothetical interest rate swap whose floating leg is based on three month USD LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR, and therefore, the values of, and the method of calculating, the swap rates. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates, and therefore, the swap rate, during the term of the notes, which may adversely affect the value of the notes.

▪	You must rely on your own evaluation of the merits of an investment in the notes. You should reach a decision whether to invest in the notes after carefully considering, with your advisors, the suitability of the notes in light of your investment objectives and the specific information set forth in this document, the prospectus and the prospectus supplement. Neither the issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the notes for investment.

▪	Hedging and trading activity by the issuer and its affiliates could potentially adversely affect the value of the notes. The hedging or trading activities of the issuer’s affiliates and of any other hedging counterparty with respect to the notes could adversely affect the swap rate spread on the interest determination dates during the floating-rate period and, as a result, could decrease the interest an investor may receive on the interest payment dates.

▪	The market price of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase or sell the notes in the secondary market. Although we expect that generally the swap rate on any day will affect the value of the notes more than any other single factor, other factors that may influence the value of the notes include:

o	the volatility (frequency and magnitude of changes in value) of the swap rate spread;

o	correlation (or lack of correlation) of the 10-year swap rate and the 2-year swap rate;

o	interest and yield rates in the market;

o	time remaining until the notes mature;

o	supply and demand for the notes;

o	geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the swap rate spread; and

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o	any actual or anticipated changes in our credit ratings or credit spreads.

The swap rate spread may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “The Swap Rate Spread and the Swap Rates” below. You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

▪	The estimated value of your notes is lower than the initial issue price of your notes. The estimated value of your notes on the pricing date is lower than the initial issue price of your notes. The difference between the initial issue price of your notes and the estimated value of the notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

▪	The estimated value of your notes might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market. The estimated value of your notes on the pricing date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of the notes is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions. The estimated value of your notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in the secondary market. As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

▪	The estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any, and such secondary market prices, if any, will likely be lower than the initial issue price of your notes and may be lower than the estimated value of your notes. The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

▪	The temporary price at which we may initially buy the notes in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your notes. Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the pricing date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

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▪	We and our affiliates, and any dealer participating in the distribution of the notes, may engage in various activities or make determinations that could materially affect your notes in various ways and create conflicts of interest. We and our affiliates play a variety of roles in connection with the issuance of the notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the notes.

In connection with our normal business activities and in connection with hedging our obligations under the notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the swap rates. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the notes.

In addition, the role played by Barclays Capital Inc., as the agent for the notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes and such compensation or financial benefit may serve as an incentive to sell the notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

Furthermore, if any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, and this projected profit will be in addition to any selling concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

In addition to the activities described above, we will also act as the calculation agent for the notes. As calculation agent, we will determine any values of the swap rates, calculate the swap rate spread and make any other determinations necessary to calculate any payments on the notes. In making these determinations, we may be required to make discretionary judgments, such as selecting dealer quotations or determining a swap rate when that swap rate is otherwise unavailable, as described under the risk factor titled “—The swap rates may be calculated based on dealer quotations or by the calculation agent in good faith and in a commercially reasonable manner” above. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the notes, and any of these determinations may adversely affect any payments on the notes.

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The Swap Rate Spread and the Swap Rates

The Swap Rate Spread

The swap rate spread for any interest determination date is the 10-year swap rate minus the 2-year swap rate, each as determined on that interest determination date.

The Swap Rates

The 10-year swap rate is, on any interest determination date in the floating-rate period, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-Year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that interest determination date. The 10-year swap rate is one of the market-accepted indicators of longer-term interest rates.

The 2-year swap rate is, on any interest determination date in the floating-rate period, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 2-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that interest determination date. The 2-year swap rate is one of the market-accepted indicators of short-term interest rates

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market.

See “Reference Assets—Floating Interest Rate—ICE Swap Rate” in the accompanying prospectus supplement for information regarding the procedures that will be applied by the calculation agent if either swap rate cannot be determined in the manner described above on any interest determination date during the floating-rate period.

Historical Information

The first graph below sets forth the historical performances of the 10-year swap rate and the 2-year swap rate from January 2, 2013 to February 28, 2018. On February 28, 2018, the 10-year swap rate was 2.900% and the 2-year swap rate was 2.546%. The second graph below sets forth the historical swap rate spread (i.e., the difference between the 10-year swap rate and the 2-year swap rate) from January 2, 2013 through February 28, 2018. As of February 28, 2018, the swap rate spread was 0.354%. We obtained the swap rates in this section from Bloomberg Professional® service, without independent verification. The swap rates on each interest determination date will be the applicable swap rate as reported on Reuters page ICESWAP1. Historical performance of the swap rates and the swap rate spread should not be taken as an indication of future performance. Future performance of the swap rates and the swap rate spread may differ significantly from historical performance, and no assurance can be given as to the swap rates or the swap rate spread during the term of the notes, including on any interest determination date.

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Historical Performance of the 10-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate — January 2, 2013 to February 28, 2018

Historical Performance of the Swap Rate Spread— January 2, 2013 to February 28, 2018

Past performance is not indicative of future results.

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Additional Information about the Notes

Please read this information in conjunction with the terms on the cover page of this document.

Additional provisions:
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the notes; if you are a secondary purchaser of the notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Assuming that our treatment of the notes as contingent payment debt instruments is correct, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the interest payments on the notes in that year according to the “projected payment schedule” determined by us. Any income recognized upon a sale or exchange of a note (including redemption at maturity) will be treated as interest income for U.S. federal income tax purposes.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

After the original issue date, you may obtain the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-6428. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent interest payments, if any, that we will make on the notes.

It is possible that the Internal Revenue Service (the “IRS”) could determine that the notes are “variable rate debt instruments” for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences for you. For example, if the notes were properly treated as variable rate debt instruments, you would be required to include payments of stated interest in income when they are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. You should consult your tax advisor regarding the U.S. federal income tax consequences to you if the notes are properly treated as variable rate debt instruments.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to interest on the notes, although the IRS could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Trustee:	The Bank of New York Mellon
Calculation agent:	Barclays Bank PLC

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Use of proceeds and hedging:

The net proceeds we receive from the sale of the notes will be used for various corporate purposes as set forth in the prospectus and prospectus supplement and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

We, through our subsidiaries or others, hedge our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the swap rate spread and any other securities or instruments we may wish to use in connection with such hedging. Trading and other transactions by us or our affiliates could affect the swap rate spread, the market value of the notes or any amounts payable on your notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement.

ERISA:	See “Benefit Plan Investor Considerations” in the accompanying prospectus supplement.
Validity of the notes:	In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 28, 2017, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 28, 2017, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 28, 2017, which has been filed as an exhibit to the report on Form 6-K referred to above.
Contact:	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This document represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus and prospectus supplement for this offering, which can be accessed via the hyperlinks on the cover page of this document.

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Supplemental Plan of Distribution

Morgan Stanley & Co. LLC will receive from the agent, Barclays Capital Inc., a fixed sales commission for each note it sells, and Morgan Stanley Wealth Management will receive a structuring fee for each note, in each case as specified on the cover page of this document.

We expect that delivery of the notes will be made against payment for the notes on the original issue date indicated on the cover of this document, which is expected to be more than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes will initially settle in more than two business days, to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

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